Exhibit 99.1

CI Financial Completes Six Transactions, Boosting U.S. Assets to US$115 Billion

U.S. wealth management becomes CI’s largest business line by assets with 17 transactions adding over US$90 billion in 2021

MIAMI & TORONTO--(BUSINESS WIRE)--January 4, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today announced it has completed the acquisitions of four registered investment advisor firms, adding approximately US$24 billion in assets to its U.S. CI Private Wealth business (“CI Private Wealth”).

The acquired RIAs are Columbia Pacific Wealth Management (CPWM, LLC) (“CPWM”) of Seattle, Gofen & Glossberg, LLC (“Gofen”) of Chicago, RegentAtlantic Capital, LLC (“RegentAtlantic”) of Morristown, N.J., and R.H. Bluestein & Co. (“Bluestein”) of Birmingham, Mich. CI has also completed the acquisition of minority stakes in alternative investment firms Columbia Pacific Advisors, LLC (“CPA”) of Seattle and GLAS Funds, LLC (“GLASfunds”) of Cleveland. The six transactions were previously announced in November and December 2021 and closed by December 31, 2021.

These transactions add leading RIA firms with deep expertise and extensive experience in serving the distinct needs of high-net-worth and ultra-high-net-worth clients to CI Private Wealth and advance its goal of becoming the leading private wealth firm in the United States. CI also gains new capabilities in alternative investments, an area of growing interest to higher-net-worth investors.

The acquisitions cap a successful and productive year for CI and its rapidly growing CI Private Wealth platform. During 2021, CI:

  Added 15 RIAs to CI Private Wealth, which now consists of 23 RIAs in key metropolitan areas across the country.
  Grew U.S. assets from US$23 billion to approximately US$115 billion, making CI’s U.S. business its largest line of business by assets.
  Completed strategic investments in two alternative investment providers, increasing its presence in this growing sector.
  Established a private partnership model, which allows RIA owners and employees to obtain equity in the broader CI Private Wealth business in the United States, aligning entrepreneurial drive and economic incentives across the organization.

“We are thrilled to have had such an amazing year of opportunity and growth as we continue join forces with some of the best RIA leaders and teams across the country,” said Kurt MacAlpine, Chief Executive Officer of CI Financial. “We are looking forward to another incredible year as we execute on our vision and continue to bring our clients a world-class wealth management experience.”

Completed RIA acquisitions

Bluestein, founded in 1990, oversees approximately US$4.1 billion in assets from offices in Birmingham, Michigan and New York City. The wealth and investment management firm specializes in serving high-net-worth and ultra-high-net-worth individuals, trusts and multi-generational families.

CPWM provides comprehensive wealth management services, including retirement, estate, tax and cash flow planning, risk management, and investment management to high-net-worth and ultra-high-net-worth individuals and families. It manages approximately US$6.4 billion in assets and has offices in Seattle and San Francisco.

Gofen is a Chicago-based wealth and investment management firm with approximately US$7.5 billion in assets under management. It has offered customized investment solutions and tailored wealth planning solutions to high-net-worth and ultra-high-net-worth clients since 1932.

RegentAtlantic, founded in 1982, serves high-net-worth individuals and families and institutions on the East Coast and across the U.S. With offices in Morristown, N.J. and New York City, it offers a comprehensive range of wealth planning services, including financial planning and investment management. It has approximately US$6.0 billion in assets under management.

Completed strategic investments

CPA manages approximately US$3.5 billion in assets across a broad selection of institutional-caliber real estate, private equity, direct lending, opportunistic and hedged strategies. The Seattle firm has attracted clients from the U.S. and internationally, including individuals and institutions such as pension funds and sovereign wealth funds.

GLASfunds, based in Cleveland, is a leading tech-enabled platform providing investors with secure and streamlined digital access to institutional-quality alternative investment opportunities and asset management oversight. It has approximately US$1.1 billion in combined assets under management and assets under contract.

Asset amounts are as at November 30, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$338.1 billion (US$264.6 billion) in client assets as at November 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com